UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

WORLD POINT TERMINALS, LP

(Name of Issuer)

WORLD POINT TERMINALS, INC.

WORLD POINT TERMINALS, LP
WPT GP, LLC
(Names of Person(s) Filing Statement)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
(Title of Class of Securities)

98159G107
(CUSIP Number of Class of Securities)

Jonathan Q. Affleck

8235 Forsyth Boulevard, Suite 400

St. Louis, Missouri 63105

(314) 889-9660

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dennis J. Block Greenberg Traurig, LLP 200 Park Avenue New York, NY 10166 (212) 801-2222	Thomas A. Litz Thompson Coburn LLP One US Bank Plaza St. Louis, MO 63101 (314) 552-6072

Thomas A. Mullen Potter Anderson & Corroon LLP 1313 North Market Street Wilmington, DE 19899-0951 (302) 984-6000	Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☒	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$159,070,697	$18,437

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all issued and outstanding common units (the “Units”) of World Point Terminals, LP (the “Partnership”) not beneficially owned by World Point Terminals, Inc. (the “Offeror”) or its affiliates, at a price per Unit equal to $17.30, net to the holder in cash, without interest thereon. As of May 31, 2017, 34,861,014 Units were outstanding, of which 25,666,176 Units were held by the Offeror and its affiliates. Accordingly, this calculation assumes the purchase by the Offeror of 9,194,838 Units.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by $0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$18,437
Form or registration No.:	Schedule TO
Filing Party:	World Point Terminals, Inc.
Date Filed:	June 2, 2017

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Transaction Statement on Schedule 13E-3 (as amended and supplemented from time to time, including as amended by Amendment No. 1, dated June 21, 2017, and this Amendment No. 2, the “Schedule 13E-3”) initially filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2017 jointly by (1) World Point Terminals, Inc., a Delaware corporation (the “Offeror”), (2) World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), and (3) WPT GP, LLC, a Delaware limited liability company and general partner of the Partnership (the “General Partner”).

The Schedule 13E-3 relates to the Transaction Agreement, dated as of June 1, 2017, by and among the Offeror, the General Partner and the Partnership (together with any amendments and supplements thereto, the “Transaction Agreement”). Pursuant to the Transaction Agreement, the Offeror has offered to purchase all issued and outstanding common units (“Units”) of the Partnership that are not already beneficially owned by the Offeror or its affiliates, at a price per Unit equal to $17.30 (the “Offer Price”), net to the holder in cash, without interest thereon and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated June 2, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal originally filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO filed by the Offeror with the SEC on June 2, 2017. Pursuant to the Transaction Agreement, after the completion of the Offer, and subject to the satisfaction or, to the extent permitted, waiver of certain conditions, the Offeror will purchase any and all outstanding Units not tendered pursuant to the Offer (other than any such Units held by the Offeror or its affiliates) pursuant to Section 15.1(a) of the First Amended and Restated Agreement of Limited Partnership of World Point Terminals, LP, as amended, at a price per Unit equal to the Offer Price. In connection with the Offer, the Partnership has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, dated June 2, 2017 (together with any amendments or supplements thereto, the “Schedule 14D-9”).

The purpose of this Amendment No. 2 is to incorporate by reference into the Schedule 13E-3 the information contained in Amendment No. 2 to the Schedule 14D-9 filed by the Partnership with the SEC on June 28, 2017 (“Amendment No. 2 to the Schedule 14D-9”).

Except as otherwise set forth herein, the information contained in the Schedule 13E-3 remains unchanged and is incorporated herein by reference. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given to them in the Schedule 13E-3.

Item 8. Fairness of the Transaction

Items 8(a)-(e) of the Schedule 13E-3 are hereby amended and supplemented as follows:

(a)-(e)	Material Terms; Different Terms; Appraisal Rights; Provisions for Unaffiliated Security Holders; Eligibility for Listing or Trading: The information set forth in the Schedule 14D-9 under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used,” as amended by Amendment No. 2 to the Schedule 14D-9, is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2017	WORLD POINT TERMINALS, LP

	By:	WPT GP, LLC,
its general partner

	By:	/s/ Kenneth E. Fenton
	Name:	Kenneth E. Fenton
	Title:	President and Chief Operating Officer

Dated: June 28, 2017	WPT GP, LLC

	By:	/s/ Kenneth E. Fenton
	Name:	Kenneth E. Fenton
	Title:	President and Chief Operating Officer

Dated: June 28, 2017	WORLD POINT TERMINALS, INC.

	By:	/s/ Jonathan Q. Affleck
	Name:	Jonathan Q. Affleck
	Title:	Vice President and Chief Financial Officer

[Signature Page to Amendment No.2 to Transaction Statement on Schedule 13E-3]